500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

June 20, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Registration Statement on Form N-14 for MFS Series Trust II (File No. 333-174286) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of the MFS Growth Fund (the “Growth Fund”), a series of MFS Series Trust II (“Trust II”), this letter sets forth our responses to your comments on the Registration Statement on Form N-14 as filed on May 17, 2011 (File No. 333-174286).  The Registration Statement has been filed to effect the proposed reorganization of the MFS Core Growth Fund (the “Core Growth Fund”), a series of MFS Series Trust I (“Trust I”), into the Growth Fund.

Prospectus/Proxy Statement:

1. Comment:
Page one of the combined prospectus/proxy statement (the “Proxy Statement”) states that the current Growth Fund and Core Growth Fund prospectuses and statements of additional information, as supplemented "from time to time," have been incorporated by reference into the Proxy Statement.  Please revise the disclosure to clarify that it refers to supplements that have already been filed, as Form N-14 does not provide for incorporation by reference of supplements that will be filed in the future.

Response:	The requested change will be made.

2. Comment:
Please expand on the disclosure regarding the potential tax impact that the repositioning of portfolio securities may have on Fund shareholders to include, as of a recent date, an estimate of the capital gains and/or losses that would be realized by the Funds as a result of such portfolio repositioning.

Response:
The disclosure under "Federal Income Tax Consequences – Additional Tax Considerations" will be expanded to include information about the potential tax consequences that may result from the repositioning of portfolio securities in connection with the reorganization, and will include an estimate of the capital gains and/or losses that would be realized by a Fund as a result of such repositioning, assuming that the repositioning occurred on February 28, 2011.

Securities and Exchange Commission
June 20, 2011

3. Comment:
In the narrative disclosure preceding the “Annual Fund Operating Expenses” table, please delete the disclosure stating that the annual fund operating expenses have been adjusted to reflect annualized expenses.

Response:	The requested change will be made.

4. Comment:	With respect to the "Shareholder Fees" table, please disclose the maximum 1.00% CDSC on Class A shares on the table as opposed to in a footnote to the table.

Response:	The requested change will be made.

5. Comment:
Please revise the "Annual Operating Expenses" table so that the share classes are on the horizontal axis and the expense categories are on the vertical axis to more closely follow the format prescribed by Item 3 of Form N-1A.

Response:	The requested change will be made.

6. Comment:	In the “Annual Fund Operating Expenses” table, please delete all footnotes that do not specifically relate to the information included on the table.

Response:
The requested change will be made.  Information currently included in footnotes to the fee table that does not impact information included on the fee table, such as information regarding total expense limitations that are not currently impacting a fund's operating expenses, will be moved to a narrative section of the Proxy Statement.

7. Comment:
In the "Average Annual Total Returns" table, please delete the references to CDSCs, initial sales charges, and "at Net Asset Value" from the class-specific references on the table, as this information is already included in a footnote to the performance table.

Response:	The requested change will be made.

8. Comment:	Please delete the footnote to the "Average Annual Total Returns" table that describes the benchmark index.

Response:	The requested change will be made.

9. Comment:	Please delete the following footnote to the "Average Annual Total Returns" table regarding the source of the data: “Source: FactSet Research Systems Inc.”

Securities and Exchange Commission
June 20, 2011

Response:            The requested change will be made.

10. Comment:
With respect to the "Average Annual Total Returns" table, please disclose that the benchmark performance figures do not reflect the deduction of sales charges, etc. on the table itself as opposed to in a footnote to the table.

Reponse:	The requested change will be made.

11. Comment:	Under Question 9 of the Synopsis, "Who Manages the Growth Fund," please add disclosure stating that Mr. Fischman also currently manages the Core Growth Fund.

Response:	The requested change will be made.

12. Comment:	With respect to Question 10 of the Synopsis, "Will the reorganization have tax consequences," please provide an explanation of the following sentence in your comment response letter:

"Also, to the extent that the Core Growth Fund holds any securities that are marked to market in connection with the reorganization, it will also recognize and be required to pay out any net gain from such securities."

Response:
Per the Internal Revenue Code, certain securities (e.g. §1256 futures and options) must be treated as though they were sold for their fair market value as of the last business day of a fund's taxable year.  Therefore, if Core Growth Fund holds any such securities that have unrealized appreciation at the end of its current tax year (i.e. the reorganization date), then the Core Growth Fund would be required to recognize a taxable gain on those securities.

13. Comment:
The "Risk Factors" section currently includes references to the standard deviations of each Fund and the benchmark index for the three year period ended March 31, 2011.  Please expand on the definition of standard deviation in plain English in that section of the Proxy Statement.

Response:	The requested change will be made.

14. Comment:	Under "Risk Factors – Derivatives Risk", please provide examples of the types of derivative instruments that the Core Growth Fund may use.

Response:	The requested change will be made.

15. Comment:
Please add disclosure providing an estimate of how long it will take shareholders of the Core Growth Fund to recoup the costs associated with the reorganization through the reduced fund expenses estimated to result from the reorganization.

Securities and Exchange Commission
June 20, 2011

Response:	The following language will be added to the Proxy Statement under "Information About the Reorganization" – "Reorganization Fees and Expenses":

"MFS estimates that, based on the expected total expense ratios of the Growth Fund after giving effect to the reorganization and assuming that the total expense ratios do not change thereafter, Core Growth Fund shareholders will recoup the Reorganization Costs through reduced fund operating expenses in six months or less following the reorganization."

16. Comment:	Please revise the information in the "Capitalization" table so that it is as-of November 30, 2010 to coincide with the as-of date of the pro forma financial statements relating to the reorganization.

Response:	The requested change will be made.

Statement of Additional Information:

17. Comment:
Under the heading "Net Asset Value" on the Pro Forma Combined Statement of Assets and Liabilities, please include information in the "Pro Forma Adjustments" column for each class of shares, if applicable.

Response:	The requested change will be made.

18. Comment:	Please make sure that each Pro Forma financial statement includes the following footnote: "See Notes to Financial Statements."

Response:	The requested change will be made.

19. Comment:	Please indicate on the pro forma portfolio of investments the securities of the Core Growth Fund that are expected to be sold in connection with the reorganization.

Response:
We do not wish to identify securities that may be sold in connection with the reorganization, as we are concerned that making information regarding the Funds' future trading activities publicly available could have an adverse effect on the Funds and their shareholders.  In particular, it could create an opportunity for professional traders to exploit the information by trading ahead of the Funds (i.e., "front-running") or engaging in other predatory trading activities that may harm the Funds' shareholders.

Securities and Exchange Commission
June 20, 2011

 In addition, at this time, it is difficult to accurately predict what the composition of the Funds' portfolios will be at the time of the reorganization, as well as which securities may be sold by the Core Growth Fund prior to the closing of the reorganization or by the Growth Fund following the reorganization.  Because of this uncertainty, we believe that providing this information on a pro forma basis could have the undesirable effect of misleading shareholders regarding the specific portfolio repositioning transactions that may occur following the reorganization.  We also note that the pro forma portfolio of investments currently includes a general footnote with respect to the anticipated portfolio repositioning.

General Comments:

20. Comment:	Please support the position that the Growth Fund should be the accounting survivor in the reorganization.

Response:
We believe that the Growth Fund should be the accounting survivor in the reorganization.  Based on the factors outlined in the North American Securities Trust No-Action Letter (August 5, 1994) (the “NAST Letter”), we believe that the post-merger combined fund will most closely resemble the Growth Fund, and that therefore, the Growth Fund should be the accounting survivor in the reorganization.1  The following factors support the position that the Growth Fund should be the accounting survivor in the transaction:  The investment policies of the post-merger combined fund will more closely resemble the Growth Fund, as the combined fund will continue to have the flexibility to invest in companies of any size.  While the Core Growth Fund may invest in companies of any size, its prospectus states that MFS generally focuses on investing the Core Growth Fund's assets in companies with large market capitalizations.  The Growth Fund also has a significantly larger asset base than the Core Growth Fund.  As of April 30, 2011, the Core Growth Fund had approximately $1.8 billion in assets, while the Growth Fund had approximately $2.6 billion in assets.  As a result, it is anticipated that the asset base of the post-merger combined fund will more closely resemble the Growth Fund.  In addition, while the portfolio holdings of the Funds are similar, as disclosed in the Proxy Statement it is anticipated that approximately 28% of the portfolio securities held by the Core Growth Fund will be repositioned in connection with the reorganization to reflect the current implementation of the Growth Fund's investment policies and strategies.  As a result, the post-reorganization portfolio securities held by the combined fund will more closely resemble the Growth Fund.

_______________________________
1 In  North American Security Trust, the SEC staff stated:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.   We believe that, generally, the accounting survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

Securities and Exchange Commission
June 20, 2011

As noted in the Proxy Statement, the investment adviser, portfolio manager, investment objective, and investment restrictions of the Funds are the same, and do not weigh in favor of a particular Fund over the other.  With respect to expenses, and post-merger combined fund will adopt the Core Growth Fund's contractual management fee schedule upon consummation of the reorganization, and it is estimated that the gross total expense ratios of the post-merger combined fund will more closely resemble the current total expense ratios of the Core Growth Fund following the reorganization.

Based on the foregoing, we believe that the Growth Fund, which will be the legal survivor in the transaction, should also be the accounting survivor. The outcome of that conclusion, consistent with the NAST Letter, is that the historical performance record of the Growth Fund would be used for the surviving fund following the reorganization.

21. Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statement.

Response:	A “Tandy” representation letter will be filed with respect to the Registration Statement.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/Brian E. Langenfeld
Brian E. Langenfeld
Assistant Secretary